Exhibit 99.1

Mer Telemanagement Solutions Completes Merger with SharpLink, Inc.

Corporate Name Changed to “SharpLink Gaming Ltd.” and Trading Expected to Commence
on Nasdaq Capital Market Under Ticker “SBET” as Early as Wednesday, July 28

RA'ANANA, ISRAEL and MINNEAPOLIS, MN – (GLOBENEWSWIRE) – July 27, 2021 -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL) ("MTS" or the "Company") today announced the closing of its previously announced plan to merge with U.S.-based SharpLink, Inc. (“SharpLink”).  The Company has been renamed SharpLink Gaming Ltd. and will be led by Robert Phythian as Chief Executive Officer. In addition, immediately prior to the closing of the merger, SharpLink completed a $6 million private placement with an existing institutional investor.

In connection with the closing of the merger, the Company completed a 1-for-2 reverse stock split of its ordinary shares.  Following the merger and the reverse stock split, there will be approximately 14.8 million ordinary shares issued and outstanding. Subsequent to the closing of the merger and the effectiveness of the reverse split, the former SharpLink shareholders collectively own approximately 86% of the combined company (on a fully-diluted basis, including a stock option pool equal to 10% of the Company’s issued and outstanding ordinary shares on a fully-diluted and as converted basis, and including ordinary shares underlying the Company’s Preferred A Shares and Preferred B Shares issued to an institutional investor in SharpLink in consideration for its SharpLink preferred stock) and prior MTS shareholders collectively own 14% of the combined company (including ordinary shares underlying existing warrants and options issued to MTS’s officers).

Trading in MTS will continue on the Nasdaq Capital Market under the ticker symbol “MTSL” on a pre-reverse stock split basis.  Nasdaq has approved SharpLink’s listing application, and SharpLink anticipates commencing trading under the ticker symbol “SBET” on a post-reverse split basis effective as early as tomorrow, Wednesday, July 28, 2021.

Phythian stated, “SharpLink’s listing on Nasdaq will mark a significant milestone for us and one that serves as a testament to the determination of our team and the support of our investors.  Moreover, the closing of this merger and capital raise will allow us to accelerate our expansion plans in the rapidly growing legal U.S. online sports betting market, a market that our experienced team knows well.”

Morgan Stanley estimates that the online sports betting and Internet gambling markets will generate over $15 billion in annual revenue in the U.S. alone by 2025, and Macquarie Research says that same market could be $30 billion by 2030. According to internal research, an estimated $20 billion has already been invested in acquisitions and partnerships by gaming operators, sports leagues and sports media companies as the industry rapidly expands and prepares for betting growth in the U.S. Currently, 22 states allow online sports betting, with another ten states having recently passed new legislation and are expected to approve the launch of online sports betting soon.

Continuing Phythian added, “With industry experts predicting that the United States will ultimately grow to be the largest online sports betting market in the world by 2025, it is incumbent upon SharpLink to successfully leverage our powerful C4 Sports Betting Conversion Platform, empowering sports media publishers and professional sports leagues to transform their websites into fully-transactional online betting destinations in states where online sports betting has been legalized. C4 helps sports entities with large audiences convert passionate sports fans into new sports bettors; and positions us for multiple revenue streams including – upon state licensing and platform adoption by our customers and sportsbooks – the opportunity for a percentage of the net gaming revenue generated by a bettor introduced through our intelligent conversion technology.”

Effective as of the closing of the merger, each member of the Company’s Board of Directors resigned and was replaced by seven members designated by SharpLink, as follows: Mr. Phythian, Chris Nicholas, Joseph Housman, Paul Abdo, Thomas Doering, Adrienne Anderson and Scott Pollei. In addition, the Company’s officers were replaced by SharpLink’s officers.  Specifically, Phythian was appointed as Chief Executive Officer of the Company, Nicholas was appointed as Chief Operating Officer of the Company and Christian Peterson was appointed as the Company’s Interim Chief Financial Officer.

For more detailed information regarding the merger and related transactions, the current composition of the Company’s Board of Directors and details concerning the Company’s officers, please refer to the series of Form 6-Ks recently filed with the U.S. Securities Exchange Commission and found at www.sec.gov.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink's intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user's past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan's favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

About Mer Telemanagement Solutions Ltd.

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information, please visit the MTS web site: www.mtsint.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected benefits of the Company’s merger with SharpLink, Inc., the expected timing of trading of the Company’s ordinary shares under its new ticker symbol and to give effect to its 1-for-2 reverse split, the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company's ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers' economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company's annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SharpLink Gaming Ltd.
Dodi Handy, Director of Communications
Tel: 407-960-4636
Email: ir@sharplink.com